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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13E-3

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                  OF THE SECURITIES EXCHANGE ACT OF 1934


                        INDUSTRIAL ECOSYSTEMS, INC.
                           (Name of the Issuer)

                        INDUSTRIAL ECOSYSTEMS, INC.
                              JOHN KIELY
                    (Names of Persons Filing Statement)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                      (Title of Class of Securities)

                             456088-20-2
                  (CUSIP Number of Class of Securities)

 KEVIN M. CONNOR, ESQ. AND RYAN T. SHASSERRE, ESQ., SEIGFREID, BINGHAM, LEVY,
           SELZER & GEE, 2800 COMMERCE TOWER, 911 MAIN STREET,
                        KANSAS CITY, MO 64105
                          (816) 421-4460
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A (Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13c-3(c) (Section
240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ] A tender offer.

d.[ ] None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

            Calculation of Filing Fee

Transaction valuation*       Amount of filing fee
---------------------        --------------------
     $162,403                      $14.94


*Set forth the amount on which the filing fee is calculated and state how it was determined.

Industrial Ecosystems, Inc. will be purchasing approximately, on the Company's best information, 9,280,206 shares of Company's stock for $0.0175 per share for a total of $162,403. These are shares constituting fractional interests in a 40,000 to one reverse stock split being undertaken by the Company.
0.000092 times $162,403 is $14.94.

Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

Amount Previously Paid:         N/a
                         ---------------------
Form or Registration No.        N/a
                         ---------------------
Filing Party:                   N/a
                         ---------------------
Date Filed:                     N/a
                         ---------------------





THIS RULE 13E-3 TRANSACTION STATEMENT ON SCHEDULE 13E-3 (THIS "STATEMENT") IS BEING FILED JOINTLY BY INDUSTRIAL ECOSYSTEMS, INC. (ALTERNATELY REFERRED TO HEREIN AS "IECS" OR "COMPANY") AND ITS PRESIDENT, JOHN KIELY. THIS STATEMENT IS INTENDED TO SATISFY THE REPORTING REQUIREMENTS OF SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). IECS HAS FILED A PRELIMINARY INFORMATION STATEMENT UNDER REGULATION 14C OF THE EXCHANGE ACT PURSUANT TO WHICH SHAREHOLDERS OF IECS WILL BE GIVEN NOTICE OF THE PROPOSED TRANSACTION.

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SUMMARY TERM SHEET

* IECS is amending its Articles of Incorporation to conduct a reverse stock split. All of the directors and a majority of Company's shareholders consented to the proposed reverse stock split.

* The Board of Director's have determined that a 1 for 40,000-share reverse stock split is in Company's best interest. The split will take place on or around the 20th day of May 2002.

* Fractions are being purchased for fair value, $0.0175 per pre-split share.

* Shareholders with at least one whole share following the reverse stock split ("New Shareholders") have the option to sell to Company for fair value any residual fractional share interest or to purchase a fraction which when added to the existing fraction constitutes a whole share of stock.

* Shareholders reduced to a fractional share interest (less than one whole share) following the reverse stock split ("Interest Holders") shall receive fair value for their fractional share interest but may not purchase a fraction to combine with their fraction to make a whole share.

* The main purpose of the reverse stock split is to terminate Company's Securities and Exchange Commission ("SEC") registration and reporting requirements in conformity with Section 12(g)(4) of the Securities and Exchange Act of 1934 (the "1934 Act").

* The reverse stock split reduces the authorized common shares for the Company from 100,000,000 to 2,500 shares and reduces the Company's outstanding common shares from 73,208,947 to approximately 1,600 shares.

* There are no appraisal rights under Utah law associated with this transaction.

* The shares of Interest Holders that aggregate to less than one whole share shall be purchased for $0.0175 per pre-split share. New Shareholders shall pay $0.0175 per pre-split share for shares they elect to purchase to add to existing shares to make one whole share and shall be paid $0.0175 per pre-split share for shares they sell to reduce their ownership to the next lowest whole share.


I.  COMPANY INFORMATION

(a)  Name and Address.

Industrial Ecosystems, Inc.
2040 West Broadway, Bloomfield, New Mexico 87413
(505) 632-1786

(b)  Securities.

    Date        Class        No. of Outstanding Shares
  -------   ------------     -------------------------
  2/29/02   Common Stock            73,208,947

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(c)  Trading Market and Price.

The table below sets forth, for the respective periods indicated, the prices of our common stock in the over-the-counter market as reported by the NASD's OTC Bulletin Board. The sales prices represent inter-dealer quotations, without adjustments for retail markups, markdowns or commissions.

Year       2000   2000   2000   2000   2001   2001   2001   2001   2002
-----     -----  -----  -----  -----  -----  -----  -----  -----  -----
Quarter    1st    2nd    3rd    4th    1st    2nd    3rd    4th    1st
High      $0.50  $0.37  $0.12  $0.15  $0.08  $0.06  $0.027 $0.018 $0.02
Low       $0.05  $0.07  $0.05  $0.03  $0.02  $0.015 $0.005 $0.005 $0.012

(d)  Dividends.

Company has not paid dividends to shareholders in the past two years.

(e)  Prior Public Offerings.

Company has not underwritten any public offerings of the subject securities during the past three years.

(f)  Prior Stock Purchases.

Company has not purchased any of the subject securities within the past two years.


III.  IDENTITY AND BACKGROUND OF FILING PERSON

(a)  Name and Address of filing person.

John Kiely
401 S. LaSalle, Suite 606
Chicago, IL  60605
(312) 786-5961.

(b)  Business and Background Entities.  This section does not apply.

(c)  Business and Background of John Kiely.

(i) Both IECS and John J. Kiely, P.C. currently employ Mr. Kiely. John J. Kiely, P.C., a business law and accounting firm, is located at the above address and employs Mr. Kiely as an Attorney and Certified Public Accountant. This is Mr. Kiely's current principle occupation. IECS employs Mr. Kiely as President of IECS and is located at 2040 W. Broadway, Bloomfield, New Mexico 87413. Mr. Kiely only devotes a small part of his work schedule to IECS since it is a small company with limited resources. At this time Mr. Kiely does not receive a salary for his services as President of IECS. He has been President since the 1st of August, 2001.

(ii) Mr. Kiely has not been convicted of any criminal proceeding within the past five years.

(iii) Mr. Kiely has not been a party to any judicial or administrative proceedings for violations of state or federal securities laws in the past five years.

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(iv) Mr. Kiely is a citizen of the United States of America.

(d)  Tender Offer.  This section does not apply.

IV.  TERMS OF THE TRANSACTION

(a)(1)  Tender Offer.  This section does not apply.

(a)(2)  Mergers or Similar Transactions.

The Company is amending its Articles of Incorporation to conduct a reverse stock split of 1 for 40,000 common shares. The shareholders will receive one share of common stock after the reverse stock split for each 40,000 shares of common stock held prior to the reverse stock split. Shareholders with at least one whole share of common stock following the reverse stock split ("New Shareholders") have the option to sell to the Company for fair value their residual fractional share interest or to purchase a fraction which when added to their existing fraction constitutes a whole share of common stock. Shareholders reduced to a fractional share interest (less than a whole share) following the reverse stock split ("Interest holders") shall receive fair value for their fractional share interest but shall not be entitled to purchase a fraction to add to their fraction to create a whole share. The New Shareholders will receive securities titled "Common Stock," the same title as those securities currently outstanding.

There are no appraisal rights for dissenting shareholders under Utah law associated with this transaction. There will be no material changes to the rights of the shares held by the New Shareholders.

The main purpose and effect of the reverse stock split is to reduce the number of shareholders below 300 to allow Company to terminate costly SEC registration and reporting obligations. Company's ownership structure will be considerably simplified after the re-capitalization, which will save Company ongoing costs as well. Of the 73,208,947 outstanding shares, 36,604,474 votes are required for approval of the transaction.

(b)  Purchases.

This transaction does not involve any purchase of securities from any of Company's officers, directors or affiliates. However, those with whole shares after the reverse stock split, pari passu with other New Shareholders, may elect to have Company purchase the shares constituting fractions after the reverse stock split.

(c)  Different Terms.

Shareholders with at least one whole share following the reverse stock split ("New Shareholders") have the option to have Company pay them fair value for any shares constituting fractions after the reverse stock split or to purchase a fraction which when added to their existing fraction will constitute a whole share of common stock. The New Shareholder's right to purchase a fraction shall expire if not exercised within twenty (20) days after completion of the reverse stock split and the New Shareholder shall be deemed to have elected to sell the shares constituting a fraction for fair value which amount Company shall pay the New Shareholder in 30 days. Shareholders that have a fractional share interest of less than one whole share following the reverse stock split ("Interest Holders") shall receive fair value for their fractional share interest but may not purchase a fraction to combine with their fraction to make a whole share. Interest Holders shall no longer be shareholders after the reverse stock split.

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(d)  Eligibility for listing or trading.   This section does not apply.


V.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

(a)  Transactions.

There have been no transactions during the past two years between John Kiely and any individual/entity that would require disclosure under this section.

(b)  Significant Corporate Events.

There have been no negotiations, transactions or material contacts during the past two years between John Kiely and any individual/entity that require disclosure under this section.

(c)  Negotiations or Contacts.

There have been no negotiations, transactions or material contacts during the past two years that require disclosure under this section.

(d)  Agreements Involving the Subject Company's Securities.

There are no agreements, arrangements or understandings between John Kiely and any other person with respect to any of Company's securities.


VI.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)  Use of Securities Acquired.

The Company is retiring the shares purchased in the reverse stock split.

(b)  Plans.

The purpose for Company's reverse stock split is to reduce the number of shareholders from approximately 1,800 to below 300 to terminate Company's registration and reporting requirements pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934. After the reverse stock split the Company will delist its common stock from any national securities exchange. Further, any automated quotations system operated by a national securities exchange will not authorize the common stock for quotation.


VII.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)  Purposes.

The purpose for Company's reverse stock split is to reduce the number of shareholders from approximately 1,800 to below 300 shareholders. The purpose is to eliminate persons owning a nominal amount of equity in Company.

(b)  Alternatives.

The Company did not consider alternative means to accomplish the stated purposes.

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(c)  Reasons.
(i) General. The reasons for the reverse stock split are to qualify Company under SEC Rule 12g-4(a)(1) and (b) which allow a class of securities held of record by less than 300 persons to terminate registration and reporting requirements. Company feels it is Company's duty in fairness to all shareholders and in exercise of its good business judgment to accomplish this reverse stock split as soon as possible.

Company's average annual fees paid to SEC counsel over the last three (3) years is $66,000. Company's average annual fees paid to auditors over the last three (3) years is $33,000. These costs are required mainly because of company's public status. By terminating the registration and reporting requirements, Company projects, based on historical figures, that it will save an estimated $100,000 of audit, counsel, and professional fees annually.
These savings will increase Company's chances of becoming profitable in 2002.

(ii) Bloated Ownership. Company's ownership structure is bloated and unwieldy. This is a small, public company by any measure, including gross assets, market value, gross receipts, employees, net income, etc. Its shareholder list is enormous compared to its size. In addition, Company has an inordinate number of very small shareholders.

On Company's best information, out of approximately 1,800 shareholders, there are over 285 shareholders that own fewer than 25 shares (representing less than $0.50 of current market value in Company). Similarly, there are over 800 shareholders (approximately 45% of all Company shareholders) that own fewer than 1,000 shares (representing less than $17.50 of current market value in Company).

Several factors have caused this extreme dilution of share value. Company has experienced persistent losses forcing Company to continually offer shares for operating cash flow and services. Further, Company's ongoing losses and its struggle to continue as a going concern have considerably reduced the market value of Company's shares.

(iii) Advantages and Disadvantages. Continuing as a public company would provide certain benefits, namely a public market for sale and exchange of shares, shareholder liquidity, and readily accessible financial, business and management information about Company.

The reason for terminating these benefits is that they are expensive and of limited effect for small, public companies like IECS. Company's market capitalization is so small that it does not attract substantial investment activity. Company's persistent losses and going-concern qualifications make it unattractive to public markets. Clearly Company has no analyst coverage, no institutional ownership and is an orphan among public companies. In summary, the benefits of being a public company do not apply to IECS. This is the reason for terminating its registration and reporting obligations.

(iv) Timing of Transaction. Company is undertaking the transaction at this time for several reasons. Company began educating itself about the processes of going private in consultation with its accountants and attorneys approximately 12 months ago. Two officers and members of the board attended a public-to-private conference in Chicago, Illinois on Tuesday, October 30, 2001 to further evaluate the advantages and disadvantages of going private. After the conference, Company asked counsel for advice on how to go private under the 1934 Act and Utah corporate law. Company then began to evaluate the cost of purchasing the fractional interests and means of funding those costs. Company is undertaking the transaction at this time because its research is now complete and Company desires to eliminate the burdensome SEC compliance fees at this time.

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In addition, Company's value based on market capitalization has been very stable for over eight months, which is advantageous in determining a fair value purchase price for the fractional shares. Management is also just now attempting to simplify Company's business practices by divesting of unprofitable endeavors, settling several lawsuits that distract Company from its business functions and strengthening Company's management team. For all of these reasons, Company is choosing to undertake the reverse stock split at this time so that it can focus its future on its core business practices and do so without burdensome SEC compliance fees.

(d)  Effects.
(i) Effect on Company. The effect of the reverse stock split will be to reduce the number of Company's shareholders from approximately 1,800 to approximately 180. Accordingly, 1,600 or so shareholders will be eliminated. As large a number of shareholders as this appears to be, it represents less than 13% of Company's outstanding shares. Company's cost to purchase the approximate 9,300,000 shares eliminated will be approximately $163,000.

(ii) Economic Effect on Shareholders. The economic effect to the departing shareholders will be to provide them fair value for their shares. They are actually receiving a slight premium over each of the 30, 60 and 90-day average trailing market values for the stock, each of which average is at or below $0.015 per share.

The economic effect to Company is first, the $163,000 cost of repurchasing fractions will reduce Company's paid-in capital. In addition, Company will incur legal and accounting costs of approximately $30,000 to perform the transaction. Company projects it will recover these costs through reduced professional, accounting, filing, and related costs and administrative fees over the next two (2) calendar years. Company will borrow approximately $200,000 of short-term debt from third parties, or an affiliate to cover the costs of this transaction. The loan will be secured by Company's assets.

The economic effect to the survivors will be a slight increase in each person's respective ownership percentage of Company. Approximately 13% of Company's shares are being repurchased. Therefore, the ownership interest of each surviving shareholder will be increased by the factor 1.13.

The transaction will affect all of the eliminated shareholders similarly, pro rata to their ownership interest and it will affect all of the surviving shareholders similarly, pro rata to their ownership. Affiliates will be treated the same as unaffiliated shareholders.

There is one caveat, that any surviving shareholder shall have the right to either purchase a fraction to make their resulting fraction a whole share or to sell their resulting fraction to eliminate it. Only shareholders with one or more whole shares after the reverse stock split will be entitled to purchase a fraction. The purchase price for these fractions will be $0.0175, the same price as that paid to shareholders being eliminated by the reverse stock split.

(iii) Federal Tax Consequences. The federal tax consequence to the shareholders being eliminated is recognition of gain or loss on the sale of their pre-split shares constituting a fraction. If the shareholder's basis exceeds $0.0175 per share, shareholder will be entitled to recognize a capital loss on the transaction. If shareholder's basis is below $0.0175 per share, shareholder will be required to recognize capital gain on the transaction.

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The nature of the gain will be short-term for those that have held their shares for less than one year. For those that have held their shares for more than one year the capital gain will be long-term. Shareholders will be allowed to offset other gains/losses incurred during the reporting period with the gains/losses recognized in this transaction.

The surviving shareholders are not required to recognize gain or loss on their shares in this transaction because the transaction qualifies as a recapitalization under Internal Revenue Code Section 368. The surviving shareholder's basis in his post-split shares will be the same as the basis for his pre-split shares (a carryover basis) and the holding period for the post-split shares will be the same as for the pre-split shares.

Surviving shareholders will be required to recognize gain or loss in the same manner as eliminated shareholders on shares constituting fractions they elect to sell to Company.

Company does not recognize gain or loss on the repurchase of its shares so the transaction has no tax effect on Company.

(iv) Benefits and Detriments to Company. The transaction benefits Company by substantially reducing its shareholder base, by the eliminating costly SEC compliance requirements and fees and by reducing future shareholder communication costs. The only detriment of the transaction to Company is the cost of undergoing the transaction, including the cost of purchasing fractional shares. Company projects recovery of these costs in two (2) years through reduced administrative expenses.

Company has determined it cannot afford not to go private because SEC compliance costs are one factor driving Company to insolvency. Company has experienced ongoing losses and has had a going concern qualification from its auditors for the last three (3) years. To return to profitability Company needs to increase its revenue and eliminate all unnecessary costs and expenses, the first of which is SEC related filing costs and expenses.

(v) Benefits and Detriments to Shareholders. Company considers this transaction beneficial to both the departing and the surviving shareholders. The departing shareholders are receiving fair value for their shares in a manner that will not drive down the value of the shares. If 13% of Company's shares were offered for sale in the open market, the price for Company shares would likely decline considerably. Through this reverse stock split all departing shareholders are paid fair value for their shares without decline in share price. Selling shareholders actually receive a premium over current market value for their shares.

On Company's best information, over 800 shareholders own less than $17.50 of shares in Company. Investment for so many IECS shareholders is so trivial, Company suspects many of these small shareholders have lost certificates, forgotten about these accounts, or simply lost interest in Company. They will receive fair value for their shares in this transaction which Company believes is beneficial to such shareholders.

The detriment to the departing shareholders, of course, is that many undoubtedly do continue to have an interest in Company, are hopeful for Company's recovery, and desire to recover their initial investment in Company which, for many shareholders, far exceeds the current market value, the amount being paid in this transaction.

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Further, after the reverse stock split, when Company is private, it will be hard for eliminated shareholders to purchase shares in Company from surviving shareholders. The estimated price for one share will be approximately $700.00 (40,000 shares times $0.0175 per share). Buyers and sellers both will lack a public market for the sale of their shares. Shares will not be listed in the over-the-counter market as reported by NASD's OTC Bulletin Board.

Another detriment to the surviving shareholders will be that Company will not be providing quarterly or annual financial and business information in accordance with SEC Rule 13 after the reverse stock split. Shareholders will be free to sell their shares to other shareholders, or to third parties, but finding a buyer in the absence of this information will be harder for the surviving shareholders. As stated above, Company anticipates its value will be enhanced as will the value of its shares, but buyers will be scarce for lack of published financial and business information.

Nevertheless, Company believes that the transaction will benefit Company and the surviving shareholders considerably because of eliminated SEC compliance costs and expenses. The reduced costs will directly reduce Company's net loss and potentially be one factor in restoring Company to profitability. By reducing net losses the transaction will enhance the value of the shareholders' ownership interest.

(vii) Effect to Filing Affiliate. John Kiely, President, who is filing this statement owns approximately 81,000 shares of Company. He will survive the reverse stock split and receive 2 shares in exchange for 80,000 pre-split shares. As to his remaining 1,000 shares, like all survivors, Kiely will have the option to purchase 39,000 shares for approximately $682.50 to increase his ownership to 3 whole shares, or the option to sell 1,000 shares for approximately $17.50 and keep 2 whole shares.

Kiely's interest in the net book value and net earnings of Company (his existing ownership interest) will be increased by approximately 13% in the same manner as all of the survivors. Mr. Kiely also has the opportunity to purchase or sell his resulting fraction to end up with whole shares.

VIII.  FAIRNESS OF THE TRANSACTION

(a)  Fairness.

Company believes the transaction is fair to all security holders, affiliated and unaffiliated, survivors and those eliminated. Only 13% of the Company's issued shares are being eliminated. In fairness to those being eliminated and to the remaining 87% of ownership, Company feels obligated to undertake this transaction to reduce Company's administrative costs. The purchase price for all pre-split shares being eliminated through the reverse stock split is $0.0175. No director dissented or abstained from voting on this transaction and no director expressed any reservation about the fairness of this transaction to unaffiliated shareholders.

(b)  Factors Considered in Determining Fairness.

The directors primarily considered three factors in determining the fairness of the purchase price, namely, the market value of the shares, the book value of Company's assets, and the investment (or earnings) value of Company. These are the three criteria required by Utah law as interpreted by the Supreme Court of Utah. Oakridge Energy, Inc. v. Clifton, 937 P.2d. 130 (Utah , 1997)

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The directors weighted the current market value most heavily.  Each of the 30,
60 and 90-day trailing average price for the shares is at or below $0.015.
This equates to a market capitalization for Company of approximately $1,098,000. The only substantial buyer over the last three months at $0.015 is director and majority shareholder, John P. Crowe. Absent his purchases at $0.015 per share the market value of the shares would probably be considerably lower than it has been.

In deference to the departing shareholders, the directors did not place great weight on net book value or liquidation value. As of December 31, 2001, Company has approximately $332,000 of total assets, but only $232,000 of current assets. Company's current liabilities of approximately $506,000 exceed its total assets by approximately $275,000. After taking Company's long-term debt and contingencies into account, Company has a negative book value exceeding $750,000. If Company were liquidated, the shareholders would not receive any money for their shares. Accordingly, Company's net book value would probably not support the price of $0.0175 per share.

Similarly, in deference to the departing shareholders, the directors did not place great weight on the investment value (earnings value) of Company. Company has experienced persistent net operating losses recently and for most of its existence. Company's net loss before extraordinary items for 2001 was $691,000 and for 2000 the net loss was $1,269,000. Company has an accumulated earnings deficit over $24 million. Company has never made an annual profit so any value based on a multiple of Company's earnings would probably not support a price of $0.0175.

Company is hopeful this reverse stock split will reduce ongoing losses and steer Company toward profitability. This will increase share value. The Oakridge case cited above makes it clear in Utah, however, that fair value for shareholders affected by a transaction of this kind does not include value added by the transaction. (Oakridge, at page 134).

Company has had a "going concern" qualification in each of its annual audits for the past three years. The directors did not place great weight on these warnings from Company's auditors when they determined the fair price for the shares.

Company has not sold any stock in over a year so there are no recent previous purchases that would help determine fair value for the shares.

(c)  Approval of Security Holders.

The transaction is structured in accordance with Utah law. Utah law requires that a majority of directors recommend the reverse stock split and that a majority of the shareholders approve the directors' recommendation. The approval of a majority of the unaffiliated security holders is not required under Utah law and has not been required in this transaction.

(d)  Unaffiliated Representative.

Neither Company nor any component of the board of directors has hired a representative to represent the unaffiliated shareholders in their rights in this transaction. The unaffiliated shareholders do not have a representative negotiating on their behalf or preparing a report concerning the fairness of the transaction. Utah law does not provide appraisal rights to dissenting shareholders in a reverse stock split, so appraisal rights are not contemplated in this transaction.

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(e)  Approval of Directors.

The transaction was approved by a majority of the directors who are not employees of Company. In fact, Company employs only one of its three directors. Director John Kiely serves as President of Company but receives no salary. Director John Crowe is not an officer of Company and receives no salary from Company. Director Magaly Bianchini is not employed by Company.

(f)  Other Offers.

Company has not received any offers for merger, sale of substantially all of its assets or purchase of securities constituting control of Company during the past two years.


IX.  REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

(a)  Report, Opinion or Appraisal.

Company has not received or requested any reports, opinions or appraisals that express an opinion as to the fairness of the proposed transaction.

(b)  Preparer and Summary of the Report, Opinion or Appraisal.

This section is not applicable

(c)  Availability of Documents.  This section is not applicable


X.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)  Source of Funds.

Company is funding the costs associated with the reverse stock split with operating capital and by borrowing funds from third-party conventional or venture capital lenders. If no third-party lenders are interested in making the loan, then the loan will come from John Crowe, Company's Board Chairman. The total cost of the transaction is approximately Two Hundred Thousand ($200,000) Dollars. In addition to the costs enumerated in section (c) of this
Part X, it will cost approximately $163,000 to purchase the fractional shares after the reverse stock split.

(b) Conditions. The material conditions of the financing arrangement are stated in section (d) below. Company is pursuing alternate loans from both conventional and venture financing sources. There is currently no alternative financing plan should the proposals to third-party lenders, or John Crowe as a last resort, fail.

(c)  Expenses.

Filing Cost                                     $    108
Attorney's Fees                                 $ 25,000
Printing and Notification Costs                 $  3,100
Accounting, Appraisal and Miscellaneous Fees    $  8,792
                                                 -------
   Total                                        $ 37,000
                                                 =======

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(d)  Borrowed Funds.
(i) Company is proposing to borrow Two Hundred Thousand ($200,000) Dollars to pay the costs of the reverse stock split. The following terms apply to the loan:

Amount                $  200,000
Term                     10 years even amortization
Interest Rate            Prime plus Five Percent (5%)
Security                 Substantially all of the assets of
                         Industrial Ecosystems, Inc.

(ii)  Company plans to repay the loan out of its operating capital.


XI.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)  Security Ownership.

   Name            Aggregate # of Securities  Percentage of Securities Owned
   ----------      -------------------------  ------------------------------
   John Kiely              81,464                        0.001%

(b)  Securities Transactions.  This section does not apply.


XII.  THE SOLICITATION OR RECOMMENDATION

(a)  Intent to Tender or Vote in a Going-Private Transaction.

There is no opportunity in the proposed reverse stock split for any of Company's executive officers, directors or affiliates to tender or sell securities they own through the reverse stock split except that they may elect to sell fractions in excess of one whole share on the same terms as other surviving shareholders. Management believes the officers, directors and affiliates will consent to the reverse stock split because it is in Company and shareholders' best interest.

(b)  Recommendation of Others.

Company's board of directors has recommended the reverse stock split to its shareholders because it will increase efficiencies and profitability of Company by consolidating the ownership structure and reducing expenditures on SEC filings.


XIII.  FINANCIAL STATEMENTS

(a)  Financial Information.

(1) The audited financial statements for the past two fiscal years are incorporated by reference.

(2) The unaudited balance sheets, comparative year to date income statements and related earnings per share data, statement of cash flows, and comprehensive income are not yet available for the first quarter, 2002.

(3) Ratio of Earnings to fixed charges equals: N/A (Company is not registering debt or equity securities).

(4) Book Value per share equals $.0045.

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


XIV.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)  Solicitations or Recommendations.  This section does not apply.

(b)  Employees and Corporate Assets.  This section does not apply.


XV.  ADDITIONAL INFORMATION

(a)  Other Material Information.

There is no additional material information necessary to make the required statements of this filing accurate or complete.